BANK OF AMERICA PLAZA

600 PEACHTREE STREET, N.E. - SUITE 5200

ATLANTA, GEORGIA 30308-2216

www.troutmansanders.com

TELEPHONE: 404-885-3000

FACSIMILE: 404-885-3900

Patrick W. Macken	Direct Dial: 404-885-3136
patrick.macken@troutmansanders.com	Direct Fax: 404-962-6742

November 17, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Daniel F. Duchovny
Special Counsel

Re:	Georgia Trust Bancshares, Inc.
Schedule 13E-3, Filed October 24, 2006
File No. 005-82133

Dear Mr. Duchovny:

The following are the responses of Georgia Trust Bancshares, Inc. to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) on Georgia Trust Bancshares’ Schedule 13E-3, filed on October 24, 2006, as such comments were transmitted to Georgia Trust Bancshares in a letter from the Staff dated November 8, 2006. We are submitting this letter on behalf of Georgia Trust Bancshares, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to Georgia Trust Bancshares, Inc. For your convenience, we have restated and responded to each of the Staff’s comments below.

In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ATLANTA • HONG KONG • LONDON • NEWARK • NEW YORK • NORFOLK • RALEIGH

RICHMOND • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

United States Securities and Exchange Commission

November 17, 2006

Schedule 13E-3

General

1.	We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each “new” class to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under Georgia law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and Series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments, after reviewing the legal opinion and your response.

In response to the Staff’s comment, we have supplementally provided to the Staff a legal opinion that the common stock and Series A preferred stock constitute separate classes of stock under Georgia law.

We respectfully note that the Company does not currently have any class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Instead, the Company’s reporting obligations arise under Section 15(d) of the Exchange Act as a result of the Company’s filing of its Registration Statement, as amended, on Form SB-2 (Reg. No. 333-116852), which Registration Statement was declared effective by the Commission in October 2004. However, as outlined below, we believe that the Company’s common stock and the Series A Preferred Stock constitute separate classes of securities under both Section 12 and Section 15 of the Exchange Act.

Both Section 12(g)(5) and Section 15(d) define the term “class” to include all securities of a registrant which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges. In responding to no-action requests, the Commission has previously taken the position that securities of the same registrant that include differences in liquidation preference and voting rights were not the same class of securities under Section 12(g)(5). See Motorola, Inc. SEC No-Action Letter, available December 30, 1971 (Common Stock with a $2.00 liquidation preference and Class A Common Stock with a 4-to-1 voting edge over the Common Stock were two separate classes of securities under Section 12(g)) and Seagate Removable Storage Solutions Holdings SEC No-Action Letter, available March 7, 2003. The Commission took the same position in response to a no-action request with respect to the determination of separate “classes” of securities under Rule 144(e) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In Jervic Transportation, Inc. SEC

United States Securities and Exchange Commission

November 17, 2006

No-Action Letter, available April 20, 1999, the Commission specifically noted that “it generally regarded common securities of a single issuer that carry different voting rights to be a distinct class of securities.” As described in more detail below, we believe the differences in the rights and preferences of the Company’s common stock and Series A Preferred Stock are similar to those in which the Staff has concurred with the position that such securities constituted separate classes.

In addressing the issue of whether or not two or more securities constituted different classes of securities, the federal courts have also consistently held that in making such determination, the courts should apply the ordinary and generally accepted meaning of the word “class” in making such determination. See Ellerin v. Massachusetts Mutual Life Company, 270 F.2d 259 (2d Cir. 1959; Morales v. New Valley Corp., 936 F.Supp 119 (S.D.N.Y. 1996); and Schaffer v. Dickstein & Co., 1996 U.S. Dist. Lexis 4009, 95 Civ 7934 (BSJ) (S.D.N.Y. April 1, 1996). Although these cases did not apply to an interpretation of separate classes under Section 12 of the Exchange Act, in Ellerin, the Second Circuit Court of Appeals recommended that uniform treatment of the term “class” should be given in interpreting all sections of the Exchange Act. Given the differences described below between the Company’s common stock and the Series A Preferred Stock and the fact that such securities are designated as separate classes of capital stock of the Company under its Articles of Incorporation, we believe that under the ordinary and generally accepted meaning of the word “class,” such securities clearly constitute different classes of securities.

As described in more detail in the Company’s proxy statement filed with its Schedule 13E-3, we respectfully submit that holders of the Company’s common stock and its Series A Preferred Stock will not enjoy substantially similar rights and privileges as a result of the substantial differences in the rights and terms of the securities with respect to voting, dividends and liquidation. With respect to voting rights, unlike the unlimited voting rights afforded to the holders of the common stock, holders of the Series A Preferred Stock will only be able to vote in the limited circumstances provided under Georgia law. These circumstances would include (i) a consolidation or merger of the Company, (ii) a sale, lease or other transfer of substantially all of the Company’s assets, or (iii) any amendment to the Company’s Articles of Incorporation that would adversely affect the rights of the Series A Preferred Stock holders as a separate class. Most significantly, because of the limited voting rights afforded to the Series A Preferred Stock, the holders will not have the right to vote on the election of directors.

We also believe that the dividend preference and liquidation preference constitute substantial differences between the Company’s common stock and the Series A Preferred Stock. As a result of the dividend preference, before any holder of the Company’s common stock can receive any cash dividend declared by the Company’s board of directors, a dividend of equal amount must first be paid to the holders of the Series A Preferred Stock. Similarly, in the event of the liquidation of the Company, whether voluntary or involuntary, the holders of the Series A

United States Securities and Exchange Commission

November 17, 2006

Preferred Stock will be entitled to a preference of $10.00 per share, before any distributions can be made to the Company’s common shareholders. As a result, it is likely that the amount received by the Company’s common shareholders upon a liquidation of the Company would be less than that received by the holders of the Company’s Series A Preferred Stock.

Given the different characteristics of the Company’s common stock and its Series A Preferred Stock and the fact that under Company’s Articles of Incorporation the two securities are designated as separate classes of capital stock of the Company, we believe that the Company’s common stock and Series A Preferred Stock constitute separate classes of stock for purposes of both Sections 12(g) and 15(d) of the Exchange Act and therefore, the Company may terminate its reporting obligations under Section 15(d) of the Exchange Act.

Item 3. Identity and Background of Filing Person

2.	Please tell us why you need to qualify your disclosure in subsection (c) “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

In response to the Staff’s comment, we have deleted the qualifier. Please see the marked copy of Amendment No. 1 to Schedule 13E-3.

Proxy Statement

Background of the Reclassification, page 11

3.	Please explain the acronym “CRA” used in connection with a committee of your board.

In response to the Staff’s comment, we have explained the acronym “CRA” as used in the discussion. Please see page 11 of the marked copy of the revised proxy statement.

4.	You disclose that your board initially began to evaluate repurchasing shares from security holders in the spring of 2005. Describe what consideration, if any, the board gave to the fact that you conducted a capital-raising offering in 2005 and that the current transaction provides security holders with no cash consideration.

In response to the Staff’s comment, we have made the requested disclosure. Please see pages 11 and 12 of the marked copy of the revised proxy statement.

Reason for the Reclassification, page 13

5.	We note that as part of your initial public offering you did not obtain a listing or create a trading market for your securities. Since part of the reason you did not receive the expected benefits of being a reporting company (i.e., an active trading market and the ability to use stock to raise capital or make acquisitions) is due mainly to your actions or lack thereof, please clarify the reasons for this transaction.

United States Securities and Exchange Commission

November 17, 2006

In response to the Staff’s comment, we have made the requested clarification. Please see page 13 of the marked copy of the revised proxy statement.

6.	Revise your disclosure to address the fact that the reasons given for the going private transaction appear to have existed at the time the company planned and completed its initial public offering. Explain how the board of directors determined to proceed with its initial public offering in light of these reasons and how the same board of directors, less than 24 months after completion of the offering, reached a different conclusion regarding its status as a reporting company.

In response to the Staff’s comment, we have revised this disclosure to explain the circumstances surrounding the change in the conclusion of the board of directors regarding the Company’s status as a reporting company. Please see page 13 of the marked copy of the revised proxy statement.

Recommendation of the Board of Directors; Fairness of the Reclassification, page 17

Substantive Fairness – Shareholders Receiving Series A Preferred Stock, page 19

7.	Given that (i) you have not paid dividends in the past, (ii) you state that there is no guarantee you will pay them in the future, and (iii) the dividends payable to preferred security holders will not accumulate to future periods, revise your disclosure to explain why you view the grant of a dividend preference to constitute a positive factor for security holders receiving shares of preferred stock in the reclassification.

In response to the Staff’s comment, we have made the requested revision. Please see page 19 of the marked copy of the revised proxy statement.

8.	Please explain in your disclosure whether the board considered that the positive factors you cite in support of the fairness determination (liquidation and dividends preference, and voting and conversion rights in the event of a change of control transaction) are unlikely to have any effect in the near future.

In response to the Staff’s comment, we have revised the disclosure as requested. Please see page 20 of the marked copy of the revised proxy statement.

Procedural Fairness, page 21

9.	It is unclear how the board determined that requiring the transaction to be approved by a majority of the unaffiliated security holders “would usurp the power of the shareholders to consider and approve the Reclassification in accordance with Georgia law.” The meaning of this disclosure is unclear. As it appears that affiliated security holders do not own a majority of the shares, and so the approval of some of the unaffiliated security holders would be required to approve a transaction by a simple majority, it is unclear how you reached this conclusion. Revise or advise. Also clarify how the fact that the reclassification does not take into account a shareholder’s affiliate status support the idea that this provision is unnecessary.

United States Securities and Exchange Commission

November 17, 2006

In response to the Staff’s comment, we have revised this discussion. Please see page 22 of the marked copy of the revised proxy statement.

10.	In the second paragraph you disclose that your smaller security holders who prefer to remain holders of common stock may elect to do so by acquiring sufficient shares so that they hold at least 1,000 shares of common stock prior to the reclassification transaction. In view of the disclosure that your common stock trades infrequently, revise to explain why the board believes that is a viable positive factor supporting the procedural fairness of the transaction as described. Proved similar clarification elsewhere where you discuss the ability of security holders to buy or sell shares to control how they will be treated in the transaction.

After considering the Staff’s comment, we believe that, in light of the limited trading market for shares of our common stock, disclosure regarding the ability of shareholders to buy or sell shares prior to the Reclassification is not appropriate and have deleted such discussion in the proxy statement. Please see pages 22 and 23 of the marked copy of the revised proxy statement.

11.	Clarify how the board made a determination of procedural fairness even though no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained. We note that the board, which consists solely of affiliated security holders who will retain their common stock in this transaction, structured the transaction and set the threshold for converting shares of common stock into preferred stock.

In response to the Staff’s comment, we have revises this disclosure to clarify how the board made its determination of procedural fairness. Please see page 22 of the marked copy of the revised proxy statement.

U.S. Federal Income Tax Consequences of the Reclassification, page 23

12.	Delete the references to this discussion being for “general information only.” Security holders are entitled to rely upon the discussion.

In response to the Staff’s comment, we have made the requested deletion. Please see page 25 of the marked copy of the revised proxy statement.

Information about Georgia Trust Bancshares – Related Party Transactions, page 34

13.	We note your disclosure that you enter into transactions with your directors and officers on substantially the same terms as in comparable transactions with unaffiliated parties. Please confirm that the disclosure is compliant with Item 1005(a) of Regulation M-A and that there are no transactions in excess of the limits described in that Item that should be disclosed.

United States Securities and Exchange Commission

November 17, 2006

In response to the Staff’s comment, we have confirmed that there are no transaction that exceeded the limits described in Item 1005(A) of Regulation M-A. As such, we believe the current disclosure is compliant with Item 1005(A) of Regulation M-A.

*   *   *   *   *

We appreciate the assistance the Staff has provided with its comments on the Schedule 13E-3 of Georgia Trust Bancshares, Inc. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3136.

Very truly yours,

/s/ Patrick W. Macken

cc:	Michael Allen, President and Chief Executive Officer